Exhibit 99.1

Electra Receives $5 Million Grant from Government of Canada to Support the Development of the North American Electric Vehicle Supply Chain

TORONTO--(BUSINESS WIRE)--February 9, 2024--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”, “Company”) today announced that it has received a $5 million investment from the Government of Canada towards the construction of North America’s first cobalt sulfate refinery. Located in Temiskaming Shores, Ontario, the facility will produce approximately five percent of the global supply of battery grade cobalt needed for electric vehicles. The investment will be provided in the form of a grant from the Federal Economic Development Initiative for Northern Ontario (FedNor).

“Canada has surpassed China as the top jurisdiction in the global battery supply chain, given its strength in raw materials mining and processing,” said Trent Mell, Electra’s CEO. “Today’s announcement from the Government of Canada’s demonstrates its continued commitment to building a strong, domestic EV supply chain. We are grateful for this additional investment as it represents added validation of our progress and will allow Electra to continue to work toward our goal of producing secure, clean, and ethically sourced materials that are a crucial part of a sustainable future for electric vehicles in Canada.”

“Critical minerals are an essential element of the electric vehicle supply chain. Today’s investment from the Government of Canada means that Northern Ontario will seize the economic opportunities created by Canada’s transition to a green economy. This investment also means good-paying jobs for middle-class families in the region. This is part of our plan to build an economy in Northern Ontario that works for everyone, not just the few,” said the Honourable Patty Hajdu, Minister of Indigenous Services and Minister responsible for FedNor regarding today’s announcement.

The Honourable Jonathan Wilkinson, Minister of Energy and Natural Resources added, “Building up a low-carbon economy is a generational economic opportunity for Canada. Canada has vast critical mineral resources, materials that are integral to the development of the clean technologies, like electric vehicles, we need to reduce emissions and create good jobs. By supporting companies like Electra, Canada is making the smart investments necessary to secure reliable and prosperous electric vehicle value chains and drive sustainable economic growth in communities right across Canada.”

Marc G. Serré, Member of Parliament for Nickel Belt and Parliamentary Secretary to the Minister of Energy and Natural Resources and to the Minister of Official Languages, and Anthony Rota, Member of Parliament for Nipissing-Timiskaming were on hand for the announcement.

“The Government of Canada is stepping up to support innovation and the green economy in Northern Ontario. This strategic investment will fuel economic growth, create jobs, and stimulate the regional economy,” said Marc G. Serré, Member of Parliament for Nickel Belt and Parliamentary Secretary to the Minister of Energy and Natural Resources and to the Minister of Official Languages.

Anthony Rota, Member of Parliament for Nipissing-Timiskaming, said “The Government of Canada, through FedNor, is working hard to expand the electric vehicle supply chain right here in Northern Ontario. Today’s funding ensures that Northern Ontario’s mining sector will continue to play an important role in our transition to a clean and sustainable economy, and will promote a strong and thriving regional economy in Nipissing-Timiskaming.”

“This is an important announcement that shows the Government of Canada’s commitment to Northern Ontario. By investing in Electra, the Government of Canada is leveraging the unique expertise and innovation available right here in Northern Ontario and taking concrete steps to build a domestic supply chain for electric vehicles,” said Viviane Lapointe, Member of Parliament for Sudbury. “This is the type of investment that is needed to grow our economy and create a greener, more sustainable future.”

Pending completion, Electra’s refinery complex aims to be the first in North America to integrate the production of critical minerals, including cobalt sulfate and nickel sulfate, needed for the North American electric vehicle battery supply chain with the processing of black mass material, designed to recover high value elements found in recycled lithium-ion batteries, including lithium, nickel, cobalt, manganese, graphite, and copper.

Throughout 2023, Electra operated a plant scale battery recycling trial at its refinery complex, processing more than 40 tonnes of black mass material and producing high-quality nickel, cobalt and lithium products.

Once fully commissioned, the refinery could produce sufficient cobalt for up to 1.5 million electric vehicles annually. On July 24, 2023 Electra announced that its battery grade cobalt sulfate agreement with LG Energy Solution, a leading global manufacturer of lithium-ion batteries, had been extended and expanded from initial terms. The agreement now provides for the supply of 19,000 tonnes of cobalt contained in sulfate beginning in 2025. The total will represent up to 80% of Electra’s expected annual production.

It is estimated that the refinery complex has a current replacement cost of over $250 million. The cobalt project has been derisked through the delivery of most long lead equipment and by commissioning the legacy refinery operations for the black mass demonstration plant.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and a black mass refinery, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information, please visit www.ElectraBMC.com.

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Reem Sheet
Press Secretary
Office of the Minister of Indigenous Services and Minister responsible for FedNor
reem.sheet@sac-isc.gc.ca

Federal Economic Development Agency for Northern Ontario
Media Relations